

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2011

Via E-mail
Andrew Brabin
Chief Financial Officer
TouchIT Technologies, Inc.
12 Sirdar Road
Rayleigh, Essex
UK, SS6 7XF

> **Re: TouchIT Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 333-151252**

Dear Mr. Brabin:

We have reviewed your letter dated May 30, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 20, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A. Evaluation of Disclosure Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 18

1.   We note your proposed disclosures in prior comment 1 to provide management's report on internal controls over financial reporting ("ICFR"). Your proposed disclosures for changes in ICFR should mirror the requirements of Item 308(c). In this regard, you should disclose whether or not there were any changes in ICFR during the fourth quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, your ICFR. Please provide us with your proposed, revised disclosures in response to this comment with marked changes.

2.   Your response prior comment 2 references your response to prior comment 1. However, your response to prior comment 1 does not indicate why you believe your failure to perform or complete your report on ICFR would not impact your conclusion on the effectiveness of your disclosure controls and procedures as of December 31, 2010. In this regard, please note that, as discussed in Question 115.02 of our Compliance and Disclosure Interpretation for Regulation S-K located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, the failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the Company not timely or current in its 1934 Exchange Act Reporting. In light of these facts, we do not believe you could conclude that your disclosure controls and procedures were effective as of the end of the fiscal year. Please revise management's conclusion on the effectiveness of your disclosure controls and procedures to be that they were ineffective or tell us why you believe such revision is not considered necessary.

    You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief